

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 25, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AMÉRICA MÓVIL, S.A.B. DE C.V. under the Exchange Act of 1934.

- 3.625% Senior Notes due 2029
- 4.375% Senior Notes due 2049

Sincerely,

An Intercontinental Exchange Company